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     WRITER'S DIRECT DIAL NUMBER
           (404) 420-4646
      WRITER'S E-MAIL ADDRESS
            LAG@RH-LAW.COM


                                   May 3, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Barbara C. Jacobs, Esq.

         RE:      VERSO TECHNOLOGIES, INC.
                  PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3
                  FILED APRIL 28, 2005
                  FILE NO. 333-123591

                  POST-EFFECTIVE AMENDMENT NO. 2 TO FORM S-1
                  ON FORM S-3 FILED
                  APRIL 28, 2005
                  FILE NO. 333-113579

Ladies and Gentlemen:

     On behalf of Verso Technologies, Inc. (the "Company") we hereby respond to the comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated April 29, 2005. For the Staff's convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff's April 29, 2005 comment letter.

GENERAL

     1. The Company's total investment (including all contingent consideration that is not remote) related to the Company's acquisition of substantially all of the operating assets of WSECI, Inc. ("WSECI") is approximately $2.46 million, or 7.0% of the Company's total assets as of December 31, 2004. In making this calculation, the Company included approximately $1.38 million in contingent consideration. In order for this amount of contingent consideration to become payable, the Company would have to generate during the period in which the contingent consideration may be earned approximately $16.0 million in revenues from the sales of the products and services for which the contingent consideration is payable (the "Applicable Sales"). The Company believes that generating revenue in excess of $16.0 million from the Applicable Sales is remote. In order for the





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Securities and Exchange Commission
May 3, 2005
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         Company's total investment in WSECI to exceed 10.0% of the Company's total assets as of December 31, 2004, the Company would have to pay $2.26 million in contingent consideration, which amount would only become payable if the Company were to generate revenue of approximately $33.0 million from the Applicable Sales.

     2. Neither the Pre-effective Amendment No. 1 to Form S-3 (File No. 333-123591) nor the Post-effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-113579) contains any material changes other than those made in response to the Staff's comments.

     Any comments or questions regarding this letter should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.


                                                    Sincerely,

                                                    /s/ Lori A. Gelchion
                                                    Lori A. Gelchion

cc:  Adam Halper, Esq.
     Sara Kalin, Esq.